SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

SCHEDULE 13D

___________________

UNDER THE SECURITIES EXCHANGE ACT OF 1934

CryptoLogic Limited
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

228906103
(CUSIP Number)

David Baazov
President and Chief Executive Officer
Amaya Gaming Group Inc.
7600 TransCanada Hwy
Pointe-Claire, Quebec, Canada
H9R 1C8
(514) 744-3122
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 7, 2011
(Date of Event which Requires Filing of this Statement)
___________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 228906103	13D	Page 2 of 6 Pages

(1)		Name of Reporting Person Amaya Gaming Group Inc.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
(3)		SEC Use Only
(4)		Source of Funds (See Instructions) WC
(5)		Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e). ☐
(6)		Citizenship or Place of Organization Quebec, Canada
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 652,170
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 652,170
	(10)	Shared Dispositive Power 0
(11)		Aggregate Amount Beneficially Owned by Each Reporting Person 652,170
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 5.05%
(14)	Type of Reporting Person (See Instructions) CO

This Schedule 13D is being filed on behalf of Amaya Gaming Group Inc. ("Amaya") relating to the common shares, no par value (the "Common Shares"), of CryptoLogic Limited, a Guernsey, Channel Islands corporation (the "Issuer").

Item 1.            Security and Issuer

This Schedule 13D relates to the Common Shares of the Issuer.  The address of the principal executive office of the Issuer is Marine House, Clanwilliam Place, Dublin 2, Ireland.

Item 2.            Identity and Background

Amaya, a Quebec corporation, is engaged in the design, development, manufacturing, distribution and sale of technology-based gaming solutions for the regulated gaming industry worldwide. Its principal business address and the address of the principal office is 7600 TransCanada Hwy, Pointe-Claire, Quebec, Canada, H9R 1C8.

The executive officers and directors of Amaya are David Baazov, Daniel Sebag, Wesley Clark Sr., Divyesh Gadhia and Harlan Goodson (collectively, the "Officers and Directors"). The business address of each Officer and Director is 7600 TransCanada Hwy, Pointe-Claire, Quebec, Canada, H9R 1C8.

Mr. Baazov's present principal occupation or employment is President, Chief Executive Officer, Secretary, Treasurer and Chairman of the Board of Directors of Amaya.

Mr. Sebag's present principal occupation or employment is Chief Financial Officer and a Director of Amaya.

Mr. Clark's present principal occupation or employment is Chairman and Chief Executive Officer of Wesley K. Clark & Associates, LLC, a strategic consulting firm. Its principal office is located at 116 Ottenheimer St, Little Rock, Arkansas, United States, 72201-1667.

Mr. Gadhia's present principal occupation or employment is President of Atiga Investments Inc., an investment holding company, with its principal office located at 2050-1055 West Georgia Street, PO Box 11121, Vancouver, British Columbia, Canada, V6E 3P3, and Chairman of SPUD.ca, an organic grocery delivery service, with its principal office located at 1660 E. Hastings Street, Vancouver, British Columbia, Canada, V5L 1S6.

Mr. Goodson's present principal occupation or employment is an attorney of The Law Office of Harlan W. Goodson. Its principal office is located at 1126 Second Street, Suite 108, Sacramento, California, United States, 95814.

Mr. Baazov, Mr. Sebag and Mr. Gadhia are citizens of Canada. Mr. Clark and Mr. Goodson are citizens of the United States.

Amaya and its Officers and Directors have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Amaya and its Officers and Directors have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not, as a result of such a proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.            Source and Amount of Funds or Other Consideration

The net purchase price of the 652,170 Common Shares purchased by Amaya was $1,075,816.19 (including commissions).  The source of funds used in making the purchase of these Common Shares was the general working capital of Amaya.

Item 4.            Purpose of Transaction

The Issuer publicly announced on March 25, 2011 that it has undertaken a strategic review, including the possibility of an offer being made for the Issuer. In response to this announcement, Amaya acquired the Common Shares in order to facilitate a possible strategic transaction with the Issuer. Amaya is also considering one or more other alternatives to a strategic transaction with the Issuer. Amaya will continue to monitor the business and affairs of the Issuer, including its financial performance, and depending upon these factors, market conditions and other factors, and the status of its alternative discussions, Amaya may acquire or dispose of Common Shares as it deems appropriate, in open market purchases, privately negotiated transactions or otherwise.

Except as set forth in this Item 4, Amaya has no present plans or proposals that relate to or would result in any of the actions specified in paragraphs (a) through (j) of item 4 of Schedule 13D.

Item 5.            Interest in Securities of the Issuer

(a)         As of the date hereof, Amaya beneficially owns the aggregate number and percentage of outstanding Common Shares set forth below:

Reporting Person	Aggregate Number of Common Shares Beneficially Owned	Percentage of Outstanding Common Shares

Amaya Gaming Group Inc.	652,170	5.05%

The percentage of outstanding Common Shares in the table above is based on 12,907,120 Common Shares outstanding as of March 24, 2011, as reported by the Issuer in its press release dated March 25, 2011, furnished under cover of Form 6-K to the Securities and Exchange Commission on March 25, 2011.

(b)         Amaya has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of 652,170 Common Shares.

(c)         During the past 60 days, Amaya has effected the following transactions with respect to Common Shares of the Issuer.  All such transactions were effected in the open market.

Transaction Date	Number of Common Shares Purchased	Average price per Common Share

3/28/2011	90,000	$1.6311
3/30/2011	110,200	$1.6879
3/31/2011	216,970	$1.6694
4/1/2011	125,000	$1.5937
4/4/2011	10,000	$1.6976
4/7/2011	100,000	$1.6460

(d)         Not applicable.

(e)         Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Amaya or its Officers and Directors do not have any contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Further, Amaya or its Officers and Directors have not pledged securities of the Issuer nor are the securities of the Issuer held by him subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

There are no other contracts, arrangements, understandings or relationships among Amaya, its Officers and Directors and any other person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 15, 2011	Amaya Gaming Group Inc.

	By:	/s/ David Baazov
Name: David Baazov
Title: President and Chief Executive Officer